

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Patrick Horgan
President and Chief Executive Officer
Cub Crafters, Inc.
1918 South 16th Avenue
Yakima, WA 98903

> **Re: Cub Crafters, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 2, 2022**
> **File No. 024-11983**

Dear Mr. Horgan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1. Please have your independent accountant revise its report for the fiscal year ending December 31, 2021, to remove all references to the accounting firm that is not properly licensed within the State identified therein. Additionally request that the consent filed as Exhibit 11.2 be revised to (i) refer to the properly licensed firm that audited your financial statements, (ii) refer to the appropriate date of the audit report, and (iii) bear a specific date rather than refer to "Date of Filing."

Cover Page

2. Please revise your disclosure to describe the conversion terms of the Series A preferred stock, including the conversion rate between the Series A preferred stock and Class A common stock.

<u>Summary Information</u>
<u>The Offering, page 1</u>

3.　　Please revise your summary to include disclosure relating to the conversion of Series A preferred stock and describing the underlying Series A common stock. Additionally highlight the lack of an established market for your shares and that you have no immediate plans to list your shares on any over-the-counter (OTC) trading forum or similar exchange.

<u>Risk Factors</u>
<u>Our amended and restated certificate of incorporation provides that the Court of Chancery. . . . , page 13</u>

4.　　We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please revise the caption and text of your risk factor for consistency with this provision. Additionally disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

<u>Securities Being Offered, page 45</u>

5.　　Please revise this section to provide the information required by Item 14 of the Offering Circular section of Form 1-A. Include, without limitation, a description of the conversion rights of the Series A preferred stock and Class B common stock, as well as information regarding the underlying Class A common stock.

　　　We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Sara Hanks